Exhibit 99.1

Media Release

MorphoSys and Incyte Announce the Acceptance of the Swissmedic Marketing Authorization Application for Tafasitamab

- The Swissmedic MAA seeks approval for tafasitamab in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma

PLANEGG/MUNICH, Germany and MORGES, Switzerland – January 5, 2021 – MorphoSys AG (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; NASDAQ:MOR) and Incyte (NASDAQ:INCY) today announced that the Swiss Agency for Therapeutic Products (Swissmedic) has accepted the marketing authorization application (MAA) for tafasitamab, a humanized Fc-modified cytolytic CD19 targeting monoclonal antibody. The MAA seeks approval for tafasitamab, in combination with lenalidomide, followed by tafasitamab monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), including DLBCL arising from low grade lymphoma, who are not candidates for autologous stem cell transplantation (ASCT). The MAA will now enter the formal review process by Swissmedic.

The Swissmedic MAA for tafasitamab will be reviewed as part of the U.S. Food and Drug Administration’s (FDA) modified Project Orbis, which provides a framework for concurrent submission and review of oncology drug applications among the FDA’s international collaborators. Collaboration among international regulators may allow patients with cancer to receive earlier access to products in other countries.

“Currently about 40% of DLBCL patients do not respond to initial therapy or relapse thereafter leading to a high medical need for new, effective therapies,” said Peter Langmuir, M.D., Group Vice President, Targeted Therapeutics, Incyte. “The acceptance of the MAA for tafasitamab for review by Swissmedic is a pivotal step towards bringing tafasitamab in combination with lenalidomide to eligible patients in Switzerland.”

“Tafasitamab in combination with lenalidomide may represent an important new targeted treatment option for patients with relapsed or refractory DLBCL,” said Mike Akimov, M.D., Ph.D., Head of Global Clinical Development, MorphoSys. “We look forward to continuing to work with the regulatory authorities alongside our partners at Incyte to bring this novel therapeutic option to eligible patients with a high unmet medical need.”

The Swissmedic application, submitted by Incyte in collaboration with MorphoSys, is supported by data from the L-MIND study evaluating tafasitamab in combination with lenalidomide as a treatment for patients with relapsed or refractory DLBCL and data from the RE-MIND study, an observational retrospective study in relapsed or refractory DLBCL. If approved, Incyte will hold the marketing authorization, and have exclusive commercialization rights for tafasitamab in Switzerland.

Incyte has exclusive commercialization rights for tafasitamab outside the United States.

About Diffuse Large B-cell Lymphoma (DLBCL)

DLBCL is the most common type of non-Hodgkin lymphoma in adults worldwide1, characterized by rapidly growing masses of malignant B-cells in the lymph nodes, spleen, liver, bone marrow or other organs. It is an aggressive disease with about 40% of patients not responding to initial therapy or relapsing thereafter2. In Europe, each year approximately 16,000 patients are diagnosed with relapsed or refractory DLBCL3,4,5.

About L-MIND

The L-MIND trial is a single arm, open-label, multicenter Phase 2 study (NCT02399085) investigating the combination of tafasitamab and lenalidomide in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who have had at least one, but no more than three prior lines of therapy, including an anti-CD20 targeting therapy (e.g. rituximab), who are not eligible for high-dose chemotherapy or refuse subsequent autologous stem cell transplant. The study’s primary endpoint is Overall Response Rate (ORR). Secondary outcome measures include Duration of Response (DoR), Progression-Free Survival (PFS) and Overall Survival (OS). In May 2019, the study reached its primary completion.

For more information about L-MIND, visit https://clinicaltrials.gov/ct2/show/NCT02399085

About RE-MIND

RE-MIND, an observational retrospective study (NCT04150328), was designed to isolate the contribution of tafasitamab in combination with lenalidomide and to prove the combinatorial effect. The study compares real-world response data of patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who received lenalidomide monotherapy with the efficacy outcomes of the tafasitamab-lenalidomide combination, as investigated in MorphoSys’ L-MIND trial. RE-MIND collected the efficacy data from 490 relapsed or refractory DLBCL patients in the U.S. and the EU. Qualification criteria for matching patients of both studies were pre-specified. As a result, 76 eligible RE-MIND patients were identified and matched 1:1 to 76 of 80 L-MIND patients based on important baseline characteristics. Objective Response Rates (ORR) were validated based on this subset of 76 patients in RE-MIND and L-MIND, respectively. The primary endpoint of RE-MIND was met and shows a statistically significant superior best ORR of the tafasitamab-lenalidomide combination compared to lenalidomide monotherapy.

For more information about RE-MIND, visit https://clinicaltrials.gov/ct2/show/NCT04150328.

About Tafasitamab

Tafasitamab is a humanized Fc-modified cytolytic CD19 targeting monoclonal antibody. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which mediates B-cell lysis through apoptosis and immune effector mechanism including Antibody-Dependent Cell-Mediated Cytotoxicity (ADCC) and Antibody-Dependent Cellular Phagocytosis (ADCP).

Monjuvi® (tafasitamab-cxix) is approved by the U.S. Food and Drug Administration (FDA) in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s).

In January 2020, MorphoSys and Incyte entered into a collaboration and licensing agreement to further develop and commercialize tafasitamab globally. Monjuvi is being co-commercialized by Incyte and MorphoSys in the United States. Incyte has exclusive commercialization rights outside the United States.

Tafasitamab is being clinically investigated as a therapeutic option in B-cell malignancies in a number of ongoing combination trials.

Monjuvi® is a registered trademark of MorphoSys AG.

XmAb® is a registered trademark of Xencor, Inc.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a commercial-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 27 are currently in clinical development. In 2017, Tremfya®, developed by Janssen Research & Development, LLC and marketed by Janssen Biotech, Inc., for the treatment of plaque psoriasis, became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. In July 2020, the U.S. Food and Drug Administration (FDA) granted accelerated approval of MorphoSys’ proprietary product Monjuvi® (tafasitamab-cxix) in combination with lenalidomide in patients with a certain type of lymphoma.

Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has ~500 employees. More information at www.morphosys.com or www.morphosys-us.com.

Monjuvi® is a registered trademark of MorphoSys AG.

Tremfya® is a registered trademark of Janssen Biotech, Inc.

About Incyte

Incyte is a Wilmington, Delaware-based, global biopharmaceutical company focused on finding solutions for serious unmet medical needs through the discovery, development and commercialization of proprietary therapeutics. For additional information on Incyte, please visit Incyte.com and follow @Incyte.

MorphoSys Forward-looking Statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding Monjuvi’s ability to treat patients with relapsed or refractory diffuse large B-cell lymphoma, the further clinical development of tafasitamab-cxix, including ongoing confirmatory trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab-cxix as well as the commercial performance of Monjuvi. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “would,” “could,” “potential,” “possible,” “hope” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding risks and uncertainties related to the impact of the COVID-19 pandemic to MorphoSys’ business, operations, strategy, goals and anticipated milestones, including its ongoing and planned research activities, ability to conduct ongoing and planned clinical trials, clinical supply of current or future drug candidates, commercial supply of current or future approved products, and launching, marketing and selling current or future approved products, the global collaboration and license agreement for tafasitamab, the further clinical development of tafasitamab, including ongoing confirmatory trials, and MorphoSys’ ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab-cxix as well as the commercial performance of Monjuvi, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’ Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

Incyte Forward-looking Statements

Except for the historical information set forth herein, the matters set forth in this press release, including statements regarding whether or when tafasitamab might be approved in Switzerland for the treatment of, and whether or when tafasitamab might provide a successful treatment option for, in combination with lenalidomide, certain patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), and the L-MIND and RE-MIND clinical trial programs. These forward-looking statements are based on the Company’s current expectations and subject to risks and uncertainties that may cause actual results to differ materially, including unanticipated developments in and risks related to: unanticipated delays; further research and development and the results of clinical trials possibly being unsuccessful or insufficient to meet applicable regulatory standards or warrant continued development; the ability to enroll sufficient numbers of subjects in clinical trials; determinations made by European regulatory authorities or other regulatory authorities, including the U.S. FDA; the Company’s dependence on its relationships with its collaboration partners; the efficacy or safety of the Company’s products and the products of the Company’s collaboration partners; the acceptance of the Company’s products and the products of the Company’s collaboration partners in the marketplace; market competition; sales, marketing, manufacturing and distribution requirements; greater than expected expenses; expenses relating to litigation or strategic activities; and other risks detailed from time to time in the Company’s reports filed with the Securities and Exchange Commission, including its Form 10-Q for the quarter ending September 30, 2020. The Company disclaims any intent or obligation to update these forward-looking statements.

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Contacts:

MorphoSys: Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 89927 26079 Thomas.Biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Senior Director Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com

Jeanette Bressi Director, US Communications Tel: +1 617-404-7816 jeanette.bressi@morphosys.com	Myles Clouston Senior Director Tel: +1-857-772-0240 myles.clouston@morphosys.com

Incyte:

Media Contacts: Catalina Loveman Executive Director, Public Affairs Tel: +1 302 498 6171 cloveman@incyte.com	Investor Contacts: Dr. Michael Booth Division VP, IR & Global Responsibility Tel: +1 302 498 5914 mbooth@incyte.com

Ela Zawislak Director, Public Affairs Tel: + 41 21 581 5200 ezawislak@incyte.com	Christine Chiou Senior Director, Investor Relations Tel: +1 302 274 4773 cchiou@incyte.com

References:

1.	Sarkozy C, et al. Management of relapsed/refractory DLBCL. Best Practice Research & Clinical Haematology. 2018 31:209–16. doi.org/10.1016/j.beha.2018.07.014.

2.	Skrabek P, et al. Emerging therapies for the treatment of relapsed or refractory diffuse large B cell lymphoma. Current Oncology. 2019 26(4): 253–265. doi.org/10.3747/co.26.5421.

3.	DRG Epidemiology data.

4.	Kantar Market Research (TPP testing 2018).

5.	Friedberg, Jonathan W. Relapsed/Refractory Diffuse Large B-Cell Lymphoma. Hematology Am Soc Hematol Educ Program 2011; 2011:498-505. doi: 10.1182/asheducation-2011.1.498.